As filed with the Securities and Exchange Commission on May 22, 2012

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Morgan Stanley India Investment Fund, Inc.

(Name of Subject Company [Issuer])

Morgan Stanley India Investment Fund, Inc.

(Name of Filing Persons)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

61745C105

(CUSIP Number of Class of Securities)

522 Fifth Avenue
New York, New York 10036

(Address of Principal Executive Office)

Telephone Number, Including Area Code: (212) 296-6970

Stefanie V. Chang Yu, Esq.
522 Fifth Avenue
New York, New York 10036

(Name and Address of Agent for Service)

Copy to:

Carl Frischling, Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, New York 10036	Stuart M. Strauss, Esq. Dechert LLP 1095 Avenue of the Americas New York, New York 10036

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing
Statement)

Calculation of Filing Fee

Transaction Valuation*	Amount Of Filing Fee*
Not Applicable	Not Applicable

*                 No filing fee is required because this filing includes only preliminary communications made before the commencement of a tender offer.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

For more information: (800) 231-2608 For Immediate Release

Morgan Stanley India Investment Fund, Inc. Announces Tender Offer, Change in Benchmark, Information Regarding Share Repurchase Program and Portfolio Manager Changes

NEW YORK, May 22, 2012 - Morgan Stanley India Investment Fund, Inc. (NYSE: IIF) (the “Fund”) announced today that its Board of Directors has approved a tender offer to acquire in exchange for cash up to 15 percent of the Fund’s outstanding shares at a price equal to 98.5 percent of the Fund’s net asset value per share as of the close of regular trading on the New York Stock Exchange (“NYSE”) on the business day immediately following the day the offer expires (the “Tender Offer”).  The timing of the Tender Offer will be announced as soon as practicable.  Additional terms and conditions of the Tender Offer will be set forth in its offering materials, which will be distributed to the Fund’s stockholders.  If more than 15 percent of the Fund’s outstanding shares are tendered, the Fund will purchase its shares from tendering stockholders on a pro rata basis at a price of 98.5 percent of the Fund’s net asset value per share.

The Board also approved a change in the Fund’s benchmark to the MSCI India Index.  The Bombay Stock Exchange 100 Index, which had historically been used by the Fund as its benchmark, is a price only index, which does not include the reinvestment of dividends in its calculation of index performance.

The MSCI India Index is a free-float adjusted market capitalization weighted index that is designed to measure the performance of the large and mid cap segments of the Indian market.  The performance of the Index is calculated in USD and assumes reinvestment of net dividends.  “Net dividends” reflects a reduction in dividends after taking into account withholding of taxes by certain foreign countries represented in the Index.

The Fund continues to maintain a share repurchase program (the “Program”) for purposes of enhancing stockholder value and reducing the discount at which the Fund’s shares trade from their net asset value.  Since the inception of the Program on August 10, 1998, the Fund has repurchased 25 percent of its shares.  The Fund expects to continue to repurchase its outstanding shares at such time and in such amounts as it believes will further the accomplishment of the foregoing objectives of the Program, subject to review by the Board of Directors.  On a monthly basis, the Fund intends to make available on its public website information regarding the Fund’s repurchase activity.  In connection with the Tender Offer, the Fund has temporarily suspended any purchases of shares in the open market pursuant to the Program until on or about 10 business days after the termination of the Tender Offer, as required by the Securities Exchange Act of 1934, as amended.

In addition, Morgan Stanley Investment Management Inc. (“MSIM”), the investment adviser to the Fund, announced that James Cheng, a portfolio manager of the Fund, will retire effective December 31, 2012.  Effective immediately, Ashutosh Sinha, a Managing Director of Morgan Stanley Investment Management Company (“MSIM Company”), the sub-adviser to the Fund, has been added to the team primarily responsible for the day-to-day management of the Fund’s portfolio.  Mr. Sinha has been most recently associated with MSIM Company in an investment management capacity since March 2011.  Mr. Sinha founded and served as the managing partner of Amoeba Capital Partners, Pte (from April 2006 to February 2011).  He was previously associated with MSIM Company in an investment management capacity from 1995 to 2006.  Mr. Sinha, along with Ruchir Sharma, a Managing Director of MSIM, will continue to be jointly and primarily responsible for the day-to-day management of the Fund’s portfolio upon Mr. Cheng’s retirement.

The change in benchmark as well as the change in portfolio management team does not affect the investment objective of the Fund, nor the way in which the Fund’s portfolio is managed.

The Fund is a non-diversified, closed-end management investment company that seeks long-term capital appreciation through investments primarily in equity securities of Indian issuers. The Fund’s shares are listed on the NYSE under the symbol “IIF.”

Morgan Stanley Investment Management, together with its investment advisory affiliates, has

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approximately 620 investment professionals around the world and $304 billion in assets under management or supervision as of March 31, 2012.  MSIM strives to provide outstanding long-term investment performance, service and a comprehensive suite of investment management solutions to a diverse client base, which includes governments, institutions, corporations and individuals worldwide.

Morgan Stanley is a leading global financial services firm providing a wide range of investment banking, securities, investment management and wealth management services.  The Firm’s employees serve clients worldwide including corporations, governments, institutions and individuals from more than 1,300 offices in 43 countries.  For further information about Morgan Stanley, please visit www.morganstanley.com.

Investors are urged to read the following documents, which will contain important information relating to the Tender Offer, when they become available: (i) the Issuer Tender Offer Statement; (ii) the Form of Notice of Guaranteed Delivery; (iii) the Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees; (iv) the Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees; (v) the Form of Letter to Stockholders; (vi) a Press Release Announcing the Commencement of the Tender Offer; and (vi) any other documents related to the Tender Offer.  Once filed with the Securities and Exchange Commission (the “SEC”), these documents may be obtained free of charge at the SEC’s website at www.sec.gov, or from Morgan Stanley Investment Management Inc. by calling 800-231-2608.

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This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state.

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